Exhibit 99.(e)(2)

Budget Speech

Madam Speaker,

I move, that the Appropriation (2008/09 Estimates) Bill be now read a second time.

Budget 2008 is about continuing to build a fair society and a strong economy against an economic background which is the most challenging New Zealand has faced in over a decade.

A very large part of this challenge is generated by international forces which are well outside of our control.

The most obvious of these to the average Kiwi family is the continued increases in the prices of fuel and some foodstuffs.

International oil prices have increased from $20 U.S. a barrel at the end of 2001 to $91 U.S. at the end of 2007 and over $125 U.S. a barrel recently.  For us, that has translated into a petrol price of $1.02 a litre at the end of 2001, $1.71 a litre at the end of last year and close to $2 a litre now.

The fact that we have the fifth lowest petrol prices in the OECD is no comfort to the motorist at the petrol pump.

Some foodstuffs have seen comparable price rises.  Wheat, rice, sugar, dairy and other products have seen unprecedented price rises internationally over the last couple of years or so.  Global food prices have risen 83 per cent in the last three years.

Some countries have seen major food riots.  Extreme hunger because of unaffordable food is now a serious international issue.  Even in the U.S., rationing of rice has occurred at Wal-Mart.

We are not immune, and cannot be, to these international trends.  Overall, food prices in New Zealand have risen about six per cent over the last year, but that masks much larger increases in some items.

Families are looking for some relief from these twin pressures of food and fuel price increases.

For some, these pressures are made seriously worse by increases in mortgage interest rates.  While fixed term mortgages have been a popular means of avoiding the effects of tightening monetary policy, sooner or later they come up for renewal.

Over the last year many Kiwi families have faced just such an experience.

Tight monetary policy is not the only reason for this.  The ongoing, widening effects of the sub-prime mortgage crisis in the United States are now biting, even in New Zealand.

What has happened here is the coming together of two malign influences.  The first was the increasing tendency over the last few years for the level of risk to become separated from the level of return.  In New Zealand this has contributed to the collapse of a number of finance companies.

The second malign influence was the increasingly complex creation by those in the U.S. financial markets of second, third or more, order derivatives from initially dodgy sub-prime mortgages.  This has created a contagion effect which has spread far beyond the original source.

The result is an international credit crunch – low availability of capital and even then at high prices – which is now affecting New Zealand homes and businesses.

The three international influences of food prices, fuel prices, and the credit crunch, have added to pressures on the domestic front.

These, in large part, reflect the pressures which have built up over a long period of remarkable economic strength.

Economic growth in New Zealand since 1999 has been stronger than that of many of our key trading partners, including Australia, the United States, the United Kingdom, Japan, and the Euro area.

Unemployment has been below four per cent for nearly four years, a prospect once dismissed as a “cruel hoax” by some.

Household incomes have risen by 25 per cent in real terms since 2000 – that is, after allowing for inflation – as a result of stronger employment growth and real wage growth.

This growth has led to, and been sustained by, substantial increases in the value of houses which, overall, has led to very strong growth in both gross and net average household wealth.

But a tight labour market, a strong housing market, and strong net migration gains, especially over the period 2002-2004, created internal inflation pressures.  This has led to a long tightening of monetary settings, including a high exchange rate which has disadvantaged exporters.

On top of all of this, 2008 has seen a serious drought in much of the country which has reduced dairy production in particular.

The internal and external factors have combined to lead to a significant slowing of the economy in 2008.  Economic growth to March 2009 is expected to bottom out at 1.5 per cent and then take off again to 2.3 per cent in 2010 and 3.2 per cent in 2011.

Budget 2008 is delivered then at a time of considerable challenge and uncertainty.  But it is also delivered from a position of strength by a Labour-Progressive Government that has managed the public purse responsibly and did not squander resources in times of greater optimism.

And it is delivered by a Labour-Progressive Government whose focus continues to be on a fair deal for all New Zealanders and planning for the strong, sustainable future we all deserve.

Budget 2008 has, therefore, to balance five imperatives:

•                  responding to the needs of families for some early relief from price pressures

•                  a longer term tax reduction programme which reflects a fair deal for all

•                  the maintenance of social services

•                  sensible fiscal management to avoid worsening current pressures on the household budget and which is sustainable over the long term, and

•                  an integrated programme to continue to build a stronger, sustainable economy.

The Government has been delivering a significant programme of tax reductions since 2004.  The combination of Working for Families tax credits, business tax cuts, and cuts to taxes on savings will total some $4.6 billion a year excluding indexation.

This has represented a considerable growth dividend to New Zealanders.

Budget 2008 builds on that growth dividend with a substantial programme of personal and family tax cuts beginning on 1 October this year, with second and third stages occurring on 1 April 2010 and 1 April 2011.

This programme consists of a combination of a cut in the bottom rate of income tax, threshold changes, a simplification of the structure of the income tax system, a bringing forward of indexation of Working for Families and a forecast second round of such indexation.

In theory the current personal tax system has three rates: 19.5 per cent up to $38,000, 33 per cent from $38,001 to $60,000, and 39 per cent above $60,000 a year.

In practice, the operation of the Low Income Rebate for earned income creates an effective four-step scale with the bottom step split into two: 15 per cent up to $9500 a year and 21 per cent from $9501 to $38,000.

This rebate penalises investment income where it is the sole source of income.  In addition, the bottom threshold of $9500 has not moved since 1988.

At the completion of the Budget 2008 tax-cut programme the rates will be 12.5 per cent on the first $20,000 of income, 21 per cent from $20,001 to $42,500, 33 per cent from $42,501 to $80,000, and 39 per cent above $80,000.

At full implementation this will mean for individuals on a full-time income tax cuts of between $1130 and $2870 a year, or roughly $22 to $55 a week.

The intermediate stages will see the new rate of 12.5 per cent on income up to $14,000 from 1 October this year with the threshold lifting to $17,500 on 1 April 2010.  The threshold for the 33 per cent will increase to $40,000 a year from 1 October.  The top threshold will increase to $70,000 on 1 October and then to $75,000 from 1 April 2010.

The tax cuts on 1 October for individuals on full-time incomes will range between $620 and $1460 a year, or approximately $12 to $28 a week.

These personal tax cuts will, at full implementation, cut personal tax by roughly one quarter at the current level of the full-time minimum wage, one sixth at the current level of the full-time average wage and one eighth at $80,000 a year.

As a consequence of the tax changes, on 1 October superannuitants will receive an increase of $45.88 per fortnight for a married couple and $23.84 per fortnight for a single person living alone.  Combined with the regular annual adjustments to take effect in 2009, these are the largest increases in New Zealand Superannuation rates since the Labour-led Government restored the floor of New Zealand Superannuation after the National Government’s cuts.

Benefits are set entirely in net inflation-adjusted terms.  The importance of tax rates is therefore the tax paid on additional income.  The cut in the bottom rate will assist many beneficiaries without dependent children who have or take up part-time employment.

All families with children, including beneficiary families, will gain from the other main feature of the package.

Treasury forecasts that the indexation of Family Tax Credits and thresholds will be triggered at 1 April next year with a 5.22 per cent increase. The Government has decided to bring the increase forward to 1 October to provide a further boost to family incomes to assist in coping with current pressures.

The tax cut programme and the bringing forward of the Working for Families adjustments will be included in legislation to be introduced and passed later today.

Furthermore, a second round of adjustments to Working for Families is forecast to occur at 1 April 2011.

A single income family on one income of $40,000 with two young children will be better off by $1603 a year from 1 October rising to $2967 a year from 1 April 2011.

To take one final example.  A couple on the current average household income of $72,000 (split say two thirds/one third) with two children aged 11 and 8 will be better off by $2223 a year from 1 October rising to $4397 a year from 1 April 2011.

The effect of the changes to the tax scales and the increases in Working for Families is that a couple with two children of those ages would need to have a combined household income of $52,700 a year before they are paying any income tax in net terms in the tax year 2009/10 and $57,200 a year in 2011/12.

Madam Speaker,

These tax cuts and Working for Families enhancements will help families meet the pressures of international food and oil prices.  Further relief has already been announced with the proposal to defer for two years the entry of liquid fossil fuels into the Emissions Trading Scheme and to phase in any regional petrol tax with a maximum two cents a litre in 2009.

For those with heavy mortgage obligations it is just as important to be reasonably well-assured that the impact of the tax cuts does not trigger a further round of interest rate rises which would more than wipe out the benefits of any tax cuts.

The cost of this tax cut package is very substantial.  In 2008/09 the net cost is $1.5 billion rising to $2.3 billion in 2009/10, $3.1 billion in 2010/11, and $3.8 billion in 2011/12.

In addition the cost of the indexation of Working for Families is $146 million in 2008/09 rising to $438 million in 2011/12.

The consequential fiscal impulse in 2008/09 is estimated at 2.3 per cent of Gross Domestic Product.

However in the current climate of low growth, with downside risks coming from international influences, and an easing labour market, I am reasonably well-satisfied that the package will not lead to further rises in interest rates.

Clearly the package meets the test of fairness.  Full analysis shows that the package does not add to inequality and that the standard measure of inequality is not affected by it.

I now turn to the test of the maintenance of social services.

Madam Speaker,

Over eight years the Labour-led Government has undertaken a major reinvestment in services and support for New Zealand families.

The floor of New Zealand Superannuation has been raised.  With the changes to tax rates on 1 October a married couple will be getting $57 a week more than would have been the case under the policies we inherited.

We have thousands more doctors, nurses, teachers, and social workers caring for, educating, and helping our families.  We have lifted tens of thousands of children out of poverty.

Budget 2008 contains major new investments to help further the Government’s support for strong social services.

$750 million extra per annum is committed to the health sector or $3 billion over four years.

The major initiatives in health are:

•                  $2 billion for District Health Boards to cover the increased cost of goods and services

•                  $172.3 million to improve the efficiency of DHB services and make progress towards their Health Targets

•                  $160 million to boost elective surgery and reduce waiting lists

•                  $164.2 million over five years for Human Papillomavirus vaccine to protect against cervical cancer

•                  $60 million to build a better health workforce

•                  $79 million to improve child and adolescent oral health services, and

•                  $30 million to create healthier living environments.

The Government has already announced that it is providing $446.5 million to improve our partnership with community-based social services.

This will help deliver essential services to support children and families.

The Budget includes significant new investment in affordable housing which reflects the Labour-led Government’s on-going commitment to helping more families buy their first homes and to improving the amount and quality of social housing.

The major initiatives include the long term upgrade of Wellington City Council’s social housing, the Hobsonville development, and the shared equity scheme.

Madam Speaker,

Budget 2008 commits further significant resources to improving our early childhood, primary, and secondary education systems.

A total of $215.5 million will be dedicated to implementing our promise to reduce class sizes for new entrants to one teacher per 15 students.

Schools’ operating funding is increased by 5 per cent or $171.6 million, including $65.3 million for information and communication technology.

Operating funding for the early childhood sector is increased by $63.6 million to increase funding rates to reflect cost increases.

In addition to the increased level of New Zealand Superannuation payments consequent upon the tax cuts, Budget 2008 provides for major enhancements to the SuperGold Card.

$72 million will be provided to fund free off-peak travel on all forms of public transport for cardholders.

A further $18 million is available over the next four years to boost the subsidy for hearing aids.

It has also been agreed with New Zealand First that an electricity rebate for cardholders will be developed to be introduced at the time of electricity entering the Emissions Trading Scheme.

Budget 2008 continues investment in the broader justice sector with a range of initiatives aimed at strengthening a modern justice system that recognises that New Zealanders deserve to live in safe and responsive communities.

There must be a cohesive approach across the sector to continue to build the sort of fair and safe society we all want.  That is why Budget 2008 enhances capability in policing, in the prison system, in courts, in the probation service, and in terms of legal aid provision and victims’ rights.  The initiatives include:

•                  $180 million in operating funding for the third and final tranche of the extra 1000 sworn police and 250 non-sworn committed to in the Government’s confidence and supply agreement with New Zealand First

•                  $216.3 million capital for the replacement of the near obsolete Mt Eden Prison

•                  $91.7 million to recruit additional probation officers

•                  $6.3 million over two years to address the pressure on Auckland courts

•                  an extra $4.7 million in operating funding to meet the future requirements of the Independent Police Conduct Authority

•                  $5.8 million in operating funding over four years to establish the  Sentencing Council

•                  $10 million to provide enhanced security infrastructure to maintain the integrity and credibility of Police data, and

•                  $11.2 million in operating funding in 2008/09 for legal aid remuneration, with an accompanying review of innovative ways of developing the legal aid system.

Madam Speaker,

The development of New Zealand’s unique national identity has been a major objective for this Government.

Some $754.9 million of new spending is dedicated to this area.

The largest share goes to Foreign Affairs.

New Zealand’s economic wellbeing is inextricably linked to our ability to remain internationally competitive.

In order to increase New Zealand’s international presence the National Identity package provides $188.1 million to the Ministry of Foreign Affairs and Trade.  This is part of the wider $621 million over the next five years for MFAT, announced by Rt Hon Winston Peters last month.

This money will allow us to take a major step forward in promoting our interests, particularly in the priority areas of Asia, the Pacific, Latin America, trade policy and negotiations, and the environment.

Madam Speaker,

An extra $23.8 million is provided to increase the services of the Māori Trustee while an extra $5.3 million will assist the Office of Treaty Settlements to meet the 2020 settlement target.

The pace of Treaty settlements has recently accelerated.  Excellent progress is being made on a wide range of settlements which will see further assets pass into or back to Māori ownership.

This progress will be enhanced by Budget 2008 setting aside $40.5 million of capital funding into Māori Business Aotearoa New Zealand.

This will be used to establish services for Māori including business support, identifying opportunities for Māori economic development, and some facility to provide loans for Māori business.

When this Government took office the official Māori unemployment rate was 14.4 per cent.  That has now fallen to 7.2 per cent.  Budget 2008 seeks to lock in and further improve on these achievements.

Pacific people have made great advances under the Labour-led Government.  Pacific unemployment has reduced from 12.2 per cent in December 1999 to 4.8 per cent in December 2007 and education and income levels are improving.  The Government is focused on establishing a skilled and versatile Pacific workforce, ensuring that Pacific communities are fully equipped to contribute and share in the future success of New Zealand.

Investing in the capability of the Ministry of Pacific Island Affairs ensures that they are able to provide leadership and improved outcomes for Pacific peoples.

The major initiatives in arts, culture and heritage include $4.4 million extra for the New Zealand Symphony Orchestra; $27.8 million for a Screen Production Incentive Fund;

$7 million for a Wharewaka on the Wellington waterfront; and $10.9 million to maintain services at Radio New Zealand.

Conservation initiatives include $13 million to maintain DoC’s capability; $5.3 million to control weeds and pests on Conservation and Crown land; and $5.6 million to fund an ocean survey in the Bay of Islands.

Madam Speaker,

As I indicated earlier, the New Zealand economy is facing considerable headwinds during 2008.  Far from being an excuse to reduce our investment in the future it is a reason to continue to press ahead on the central elements of economic transformation: skills, innovation, infrastructure, international connections and sustainability.  Budget 2008 invests $1.3 billion operating and $948.1 million capital in transforming the New Zealand economy.

Innovation and skills funding in Budget 2008 signals a step change towards a high wage – high skill future for New Zealand.

A total investment of $1.1 billion operating and $747.3 million capital is designed to boost New Zealand’s productivity through innovation involving research and development, a quality tertiary sector and practical support for globally competitive firms.

This includes earlier announcements such as the $700 million New Zealand Fast Forward Fund, R&D tax credits and export support.

The New Zealand Fast Forward commitment is the largest ever boost to research, development, and innovation funding in New Zealand’s history and will help transform New Zealand’s pastoral and food sectors to meet future challenges.

The Government’s upfront investment of $700 million is expected to grow to around $1 billion as it earns interest over the next ten to fifteen years.  In addition, industries will be expected to match the Government’s commitment on an annual basis, resulting in an expected total fund of around $2 billion to be fully expended over the next ten to fifteen years.

The 15 per cent tax credit for research and development began on the first of April.  It is designed to materially assist the 2500 firms who undertake R&D.  It is also designed to help address the single most important shortcoming in New Zealand R&D, which is the relatively low level of private sector investment.

This Budget takes the next step in research and development with investment totalling $205.4 million which includes the following initiatives:

•                  funding of high-tech research platforms of $24 million will lead to new industries over the long term in areas such as high-tech manufacturing, ICT, new materials and sophisticated engineering

•                  as we move to a sustainable energy future, some new and some existing alternatives will need to be underpinned by research.  $32.5 million is set aside for this purpose

•                  health research is increased by $16 million, of which $4 million is dedicated to obesity research and the Marsden Fund is increased by $13 million, and

•                  considerable science funding is earmarked for longer term environmental research, including biosecurity research.

New Zealand needs more globally competitive firms.  This is of course one of the aims of New Zealand Fast Forward Fund.

In addition the Government’s business tax package of over $1 billion per annum came into effect last month as did two new products from the Export Credit Office designed to assist New Zealand exporters who need extra temporary working capital to secure a large offshore contract.

Today we build further on that.  The venture investment fund has a seed capital investment fund, which this Budget supports.  The very successful programme called Better By Design is being expanded to help more firms increase their international competitiveness by integrating design into all aspects of their business.

Our offshore support for exporters is strengthened with funding of $138.9 million, including $8 million for the expansion of the Government’s Beachheads programme that is now starting to show its value in many different global markets.

Quality tertiary education is one of the engines of innovation.  This Budget provides universities and polytechnics with $591 million operating funding over five and $15.5 million capital.

As part of the funding for universities and polytechnics above, tertiary researchers will benefit by a $42.4 million boost (plus $4.3 million in 2007/08) to the tertiary education Performance Based Research Fund.  The fund reaches $250 million per annum, meeting Labour’s manifesto commitment.

Budget 2008 strengthens the Government’s investment in tertiary students, improving their lot with a student support package that totals $155 million.

Initiatives are:

•                  a 10 percent increase in the parental income threshold  for a full student allowance from 1 January 2009

•                  lowering the age limit for student allowances parental income testing to age 24, and lifting the maximum rate of student allowances for those aged 24 to the level for students aged 25 years and above to fulfil our obligations under the Labour-United Future confidence and supply agreement

•                  increasing the student loan living cost component from $150 per week to $155 per week from 1 January 2009, and then adjusting it annually for inflation, and

•                  a 50 per cent expansion of the Bonded Merit Scholarship Scheme to 1500 scholarships per year.

Our tertiary institutions foster our future potential; our workplaces produce our daily bread.  Productivity increases are being supported with $168 million in new funds to provide workers with the right skills for the complexities of the modern workplace.

The funding will be used to implement the Skills Strategy, a partnership between Government, Business New Zealand, the New Zealand Council of Trade Unions and the Industry Training Federation.

The New Zealand Skills Strategy discussion document was launched on 29 April 2008.

The strategy will look across the entire skills spectrum – from increasing literacy and numeracy skills to how those skills are best used.

Madam Speaker,

Budget 2008 continues this Government’s massive investment in rebuilding New Zealand’s transport infrastructure. New initiatives this year include:

•                  funding of $33.5 million for the first stages of the Canterbury Transport Regional Implementation Plan, and

•                  $30 million over three years to continue transport funding for regional development initiatives in Northland and Tairawhiti.

The Budget also contains a number of funding initiatives to strengthen transport regulatory agencies, recognising their vital role in ensuring the safety and security of New Zealanders and overseas visitors. The initiatives include:

•                  $15 million in capital funding for aviation passenger safety and security infrastructure at airports

•                  $2 million operating funding for the Civil Aviation Authority to continue to meet international best practice obligations, and

•                  $5.7 million between 2007/08 and 2009/10 to strengthen Transport Accident Investigation Commission capability and expand services.

Total spending on land transport over the next four years is forecast to be over $10 billion.

In addition, Budget 2008 funds the purchase of the rail and ferry operations.

Significant expenditure will be needed to invest in new rolling stock as well as further upgrades of the track, stations, and other infrastructure.

Investment will also be needed to provide better integration of port and rail services, notably in Auckland and Whangarei.

Rail has made a big comeback as a preferred mode of transport in many developed countries over recent years.  New Zealand now has the chance to catch up with the trend.

Nowhere is this truer than in Auckland.  If a slowly phased in regional petrol tax is available then the current plans for electrification can proceed.

Beyond that there is a need for a longer term vision stretching out over the next twenty years to build the Britomart loop line, to connect rail to the airport, and to consider dedicated rail tunnels to cross the Harbour so as to create a true electrified rail network which can then link to other transport modes.

Madam Speaker,

Roading and rail are crucial means of communication.  So too, and of growing importance in a modern economy, is telecommunications.

Following the privatisation of Telecom, New Zealand’s performance in this respect has been mediocre, not world-leading.  Recent regulatory changes and subsequent agreements between the Government and Telecom provide a basis for shifting to a much higher level of performance, especially with respect to high speed broadband connection.

It is important that any further Government intervention in that respect bears in mind four criteria.

The first is to ensure that the priority is on the extension of such services to the business and the farm so as to underpin increasing productivity.

The second is to ensure that a stronger competitive environment is encouraged, rather than entrenching an incumbent monopoly.

The third is to lever the maximum private sector investment in relation to any taxpayer investment or subsidy.

And the fourth is to ensure any programme does not lock us into particular technological solutions.

Over recent months the Government has spent considerable time looking at various options to achieve the policy goals in a way which is consistent with those criteria.

In particular, the option was canvassed of a substantial capital investment. This was rejected as likely to lead to an inadequate level of private sector leverage and the chilling of competition.

Instead, the Government has opted for a total package of over $500 million over five years as the first stage of a ten year programme.

The largest part is the new Broadband Investment Fund which will be used to accelerate broadband investment in three critical areas:

•                  facilitating high speed broadband to businesses and local authorities, universities, schools and hospitals in urban centres

•                  extending the reach of broadband into underserved regions, and

•                  improving the resilience of New Zealand’s international connections.

The fund will involve a contestable process designed to maximise competition in the sector.  The criteria are based on open access and are neutral to technology.  The fund should assist investor certainty and give the best possible leverage for the taxpayer’s investment.

The Government will also spend at least $160 million over the next five years on connectivity in the health sector, the education sector through the KAREN network, and through the Government Shared Network.  We will aggregate demand to speed deployment and ensure efficient use of broadband.

Labour’s vision is for a sustainable nation, and Budget 2008 builds on work already underway to help New Zealanders use our resources wisely, and protect our precious natural environment.  Sustainability is at the heart of a range of policies, including the Fast Forward Fund, the water programme of action, the Emissions Trading Scheme, the renewal of rail and many others.

Budget 2008 allocates $45.7 million towards energy efficiency investments to assist businesses, households, motorists and consumers.

Well-insulated homes are healthier and more comfortable to live in.  It is an investment that pays us back through fewer hospital admissions, reduced respiratory illness, and lower electricity and gas bills.

An energy efficiency programme for our state houses is already underway.  Budget 2008 provides a boost of $22.4 million capital to fund insulation and clean heating retrofits of even more Housing New Zealand homes built before modern insulation standards were in place.  Within five years all our state housing stock will meet acceptable energy efficiency standards.

In the private sector, we have already funded the retrofitting of more than 30,000 homes with the ENERGYWISE Home Grants scheme.  Budget 2008 will provide $6 million over four years for a further 32,000 low-income families in poorly heated older homes to receive grants for insulation retrofits.

As part of Budget 2007, the Government provided $23 million between 2007/08 and 2008/09 towards our target of providing insulation and clean heating for 70,000 households.  In this Budget, the Electricity Commission will contribute a further $5 million towards this programme.

Budget 2008 will also help New Zealand respond to climate change in other ways.

$43 million over five years goes towards delivering the Emissions Trading Scheme and linking it to international markets while $1 million will assist communities and local government to adapt to the physical impacts of climate change.

Madam Speaker,

Apart from skills, research and development, and infrastructure many other factors underpin the development of a stronger economy.

The development of a stronger savings culture is clearly one of those.  New Zealand has spent too long focussing only on attracting investment from offshore.

If we are to lift our international economic rankings we need also to lift the level of capital generated from within New Zealand.

KiwiSaver is the Government’s flagship policy in that regard.  The numbers enrolled are now well past the 600,000 mark and continuing to climb.

The stunning success of KiwiSaver has, of course, had fiscal consequences.  The numbers enrolled by the end of this fiscal year are likely to be about two and a half times what was projected a year ago.

While that means spending well above forecast it is one which is contributing to our future wellbeing, as individuals, as families, and as a nation.

The Government is moving on other fronts to strengthen the financial sector.

Budget 2008 provides a funding boost for initiatives to better protect investors, address barriers to economic growth and improve Government services to business.

The Government will spend $9 million for the implementation of new laws to improve the supervision of financial advisers and institutions.  Additional costs will be paid for by industry.

Together, the funding will allow financial service providers to be registered and set up dispute resolution schemes, and will enable the Securities Commission to undertake a role in the licensing of financial advisers.

Funding has also been allocated to a joint public/private sector initiative on how to remove impediments to the development of strong capital markets.

$1 million is set aside for scoping the concept of a Trade Single Window which will enable parties involved in trade and transport to lodge standardised information and documents with a single entry point to fulfil all import, export, and transit-related regulatory requirements.

The largest changes with respect to simplification are in the business tax area.

Budget 2008 provides for substantial increases to a range of business tax thresholds.

These threshold changes include:

•             increasing the PAYE once a month filing and payment threshold from $100,000 to $250,000

•             increasing the Fringe Benefit Tax annual return filing threshold from $100,000 to $250,000

•             increasing the provisional tax use-of-money interest safe harbour threshold from $35,000 to $50,000

•             increasing the low value trading stock threshold from $5000 to $10,000

•             increasing the GST registration threshold from $40,000 to $50,000

•             increasing the GST six-monthly return filing threshold from $250,000 to $500,000

•             allowing non-individuals, subject to certain thresholds, to return income tax for financial arrangements on a cash accounting basis, and

•             increasing the threshold for allowing financial arrangements to be accounted for on a straight line basis from $1.5 million to $1.85 million (based on the total level of financial arrangements).

In addition, work is underway on a second phase of initiatives that represent more significant departures from normal tax rules.

These include simplified rules for deducting legal and entertainment expenditure; introducing a single category of restricted private-use motor vehicles for small and medium-sized enterprises; simplifying record-keeping requirements for private use of motor vehicles by businesses; simplifying GST invoice disclosure requirements; allowing the correction of minor errors in subsequent returns; and other measures.

The biggest set of changes to business taxation that are being announced in this year’s budget relate to the final decisions on the international tax regime.

Today, the Government is announcing its final proposals in this area following on from the release of a discussion document in December 2006 and an update in May 2007.

These announcements confirm the introduction of an active income exemption for tax on earnings by New Zealand-based companies operating off shore.

The package will remove tax-based impediments to offshore investments while minimising compliance costs and maintaining a level of protection for the domestic tax base.

The final decisions respond to the concerns raised about certain issues.

It has been decided, in effect, to retain a grey list of one, Australia.  That is consistent with the offshore tax regime for individuals.  It will largely answer concerns about complexity for SMEs.

A much more limited set of base company rules will be introduced, applying only to services performed in New Zealand.

Finally, offshore controlled foreign companies in the insurance business will be able to apply for a determination from the Commissioner of Inland Revenue qualifying them for the active income exemption.

This new international tax regime will be a major support encouraging New Zealand firms to internationalise while retaining control, ownership, design and head office functions within New Zealand.

Madam Speaker,

Sustainable fiscal settings are a key plank of our fiscal policy.

Since 1999 the Government has made substantial progress towards strengthening the Crown’s fiscal position through debt reduction as a percentage of GDP and by accumulating financial assets.

In 2006 the Crown moved into a net positive financial asset position for the first time in New Zealand history.

Gross sovereign issued debt, excluding Reserve Bank Settlement cash, has fallen from above 30 per cent of GDP to reach 18.2 per cent of GDP at June 2007.

The overall strengthening of the net financial position over the last eight years has been faster than planned due to economic and revenue growth consistently exceeding Treasury forecasts.

The structural surplus has therefore been allowed to rise above the level required by our medium-term objectives as the Government has allowed the automatic stabilisers to operate.

This has, however, placed New Zealand in a very strong position to cope with the long term challenges of an ageing population compared with almost any other developed nation.

Moreover, there are particular advantages to New Zealand maintaining a low level of debt because being a small, open economy means we are more susceptible to shocks than other countries.

Going forward we need to maintain this strong fiscal position.  That means keeping Gross Sovereign Issued Debt around 20 per cent of GDP and continuing to build up the financial assets held by the New Zealand Superannuation Fund.

In particular, a balance needs to be struck between intergenerational funding through debt of long term infrastructure investment and intergenerational equity of long term social commitments, such as universal New Zealand Superannuation and strong public health services.

Having met our long term debt objective and continuing to accumulate financial assets means that we are able to accommodate Budget 2008’s substantial tax package without putting at risk our other priorities.

Both the overall and structural operating balances are forecast to decline, reflecting that some of the decline is due to a softening economy and some to new policy initiatives, notably tax cuts.

These reductions would be significantly larger if the Government had maintained its previous outyear spending allowance.  This is lowered to $1.75 billion from Budget 2009. This will be a hard target to meet, requiring significant reprioritisation efforts.

The capital allowance moving forward will be maintained at $900 million.

By staggering the tax reductions over three years we have spread the impact on demand to help minimise the impact on inflation.

The projected path of the operating surplus is consistent with our objective to run operating surpluses on average over the economic cycle sufficient to meet the requirements for contributions to the New Zealand Superannuation Fund and ensure consistency with the debt objective.

Gross Sovereign Issued Debt remains below 20 per cent of GDP for the forecast period before a temporary rise in the early stages of the subsequent projection period.

The Operating Balance Excluding Gains and Losses will decline over the forecast period before bottoming out at just above zero around 2014 during the projection period.

These projections beyond 2012 depend substantially on assumptions which could well be overly conservative as they have already proven to be for many years.

Madam Speaker,

I am conscious of the honour that I have in being the first Finance Minister since 1944 to present nine successive Budgets to Parliament.

The connecting thread throughout those nine Budgets has been the twin themes of security and opportunity, those ideals which lie at the heart of our national identity.

Budget 2008 in building a fair economy and a strong future is no exception.

We have delivered a tax cut package which is both substantial and fair.  It consciously rewards the many for their contribution to New Zealand’s economic success, not just the few.

It helps the battlers in our society deal with the ill-winds blowing from offshore.

Budget 2008 funds the continued expansion of the hugely successful KiwiSaver scheme.  It continues to invest in the New Zealand Superannuation Fund so building security for the future for all New Zealanders.  The Fund is expected to reach $29 billion by 30 June 2012.

It continues our investment in quality early childhood education, stronger compulsory education, an integrated skills strategy and a strong quality tertiary education system.  That means opportunities for all our young people.

It intensifies the rebuilding of our infrastructure with support for high speed broadband roll-out, public transport, better roads, and looks forward to a revitalisation of rail.  That means a stronger economy.

It keeps Government debt low, while providing for the continuation of our social services, investment in our future, and a dividend for our families.

It delivers on the coalition agreement between the Labour and Progressive parties and on the confidence and supply agreements with New Zealand First and United Future and the cooperation agreement with the Greens.

It is a Budget which builds on our past achievements, delivers real relief, and helps us towards a stronger future.  As we move through this year of challenges and uncertainty we can look forward to a fairer, more prosperous, sustainable New Zealand which is secure in its own place in the world.

Fiscal Strategy Report

The Public Finance Act 1989 specifies principles of responsible fiscal management and sets out reporting requirements on the Minister of Finance and the Treasury.  The reporting requirements on the Minister include two fiscal responsibility documents: the Budget Policy Statement (BPS) and the Fiscal Strategy Report (FSR).  These documents focus on different aspects of the Government’s fiscal policy.  The BPS has a shorter-term focus.  It sets out the overarching policy goals that will guide the Government’s Budget decisions and the Government’s priorities for the forthcoming Budget.  The FSR sets out the Government’s long-term fiscal strategy and explains how that strategy accords with the principles of responsible fiscal management.

The reporting requirements on the Treasury include the publication of economic and fiscal forecasts (Economic and Fiscal Update (EFU)) twice each financial year: at the time of the Budget and again before the end of the calendar year.  The Treasury must also publish an Update prior to a general election.  In addition, the Treasury is required to publish, at least every four years, a Statement on the Long-term Fiscal Position looking out at least 40 years.  The first Statement was presented to Parliament in June 2006.  The horizon covered by the Statement means that it has a different character to the BPS, the FSR and the Updates, as it extends across the terms of many more governments, with potentially many different policy regimes.

The following table summarises the legislated requirements for each document*.

* For full information see Public Finance Act 1989 Part 2 sections 26F-26Z.

Budget Policy Statement	Fiscal Strategy Report	Statement on the Long-term Fiscal Position
Produced annually before the end of March.	Produced annually with the Budget.	Produced at least every four years.

Requirements:

•        state broad strategic priorities for the forthcoming Budget

•        state any changes to long-term objectives

•        state any changes to short-term intentions, and

•        explain how the changes in objectives and short-term intentions accord with the principles of responsible fiscal management.

Requirements:

•        state long-term objectives for fiscal policy

•        explain how the objectives accord with the principles of responsible fiscal management

•        provide projections over at least 10 years showing likely progress against long-term fiscal objectives, and

•        state short-term intentions (three or more years) and their consistency with long-term objectives and the EFU.

Requirements:

•        prepare a statement on the long-term fiscal position relating to a period of at least 40 years

•        disclose significant assumptions, and

•        the Treasury to use its best professional judgements about the risks and the outlook.

Economic and Fiscal Updates

Budget (published with the Budget).	Half-Year (published between 1 November and 31 December, usually in conjunction with the BPS).	Pre-election (published not earlier than 30 or later than 20 working days before polling day).

Requirements:

•        economic and fiscal forecasts for the current financial year and each of the next two financial years. The economic forecasts must include forecasts of major economic aggregates (output, inflation, employment, current account) and a statement of significant assumptions. The fiscal forecasts must include: forecast financial statements; a statement of specific fiscal risks relating to Government decisions and any other contingent liabilities; and a statement of significant accounting policies and changes in policies. The Budget Economic and Fiscal Update (BEFU) must include a statement of tax policy changes.